March 17, 2016

Mr. Kevin Kuhar, Accounting Branch Chief, Office of Electronics and Machinery
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, DC 20549

Re: VOXX International Corporation
Form 10-K for the Fiscal Year Ended February 28, 2015
Filed May 14, 2015
Amendment No.1 to the Form 10-K for the Fiscal Year Ended February 28, 2015
Filed July 9, 2015
Form 10-Q for the Quarterly Period Ended November 30, 2015,
Filed January 11, 2016
File No. 001-09532

Dear Mr. Kuhar:
We are pleased to respond to the comments included in your letter received on February 26, 2016 regarding our most recently filed Form 10-K for the Fiscal Year ended February 28, 2015, Amendment No.1 to that Form 10-K for the Fiscal Year ended February 28, 2015, as well as our most recently filed Form 10-Q for the Quarterly Period Ended November 30, 2015, as indicated above. For your convenience, each of your comments is repeated below followed by our response.
Form 10-K for the Fiscal Year Ended February 28, 2015
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Venezuela Investment Property, page 25

SEC Comment:

1.	We note your disclosures on page 63 that you have certain operations in Venezuela. Please address the following:

•	Clarify for us the nature of your operations in Venezuela and the nature of any activities conducted between those operations and your non-Venezuelan operations.
Response:
Our Venezuelan subsidiary has operated as an OEM supplier of sound systems, security systems and door modules for vehicle manufacturer(s) in the region since 1998. The only interaction of our Venezuelan operations with our non-Venezuelan operations was the purchase of partially assembled or component parts from another subsidiary of the Company. In the fourth quarter of Fiscal 2014, and during Fiscal 2015, Company operations pertaining to the sale of Venezuelan product essentially ceased as a result of the currency restrictions and production slow-downs or suspensions of its automotive customers. Due to the decline in sales, no further inventory was shipped into the country.

•	Explain to us why your long-lived assets in Venezuela, which you indicate are held for investment purposes, are reported as property, plant and equipment on the balance sheet.
Response:
The Company invested in properties in Venezuela as part of its business strategy to provide an economic hedge against currency issues in Venezuela and the expected devaluation of the Venezuelan Bolivar. We did not purchase these properties with the intention to change the nature of the subsidiary’s operations or enter the leasing business. Although the Company’s Venezuelan subsidiary operated from one of these locations, the respective location only represented 11% of the net book value of these investment properties at February 28, 2015. Overall, these investment properties represented only 1.4% of the Company’s total assets at February 28, 2015. The cost of carry for these properties was minimal as compared to the risks associated with finding suitable tenants in the local market. However, when indications of possible government seizure of idle or unoccupied facilities were reported, the Company selectively sought appropriate tenants to reduce its risk of seizure. Rental income, recorded in Other Income (Expense), was negligible in relation to our consolidated revenues and operating income.

We classified our leased property in Venezuela in accordance with ASC 840-20-45-2, which indicates that the leased property shall be included by the lessor with or near property, plant and equipment in the balance sheet. We have disclosed the nature and amount of these properties under footnote 1(p) Foreign Currency. We respectfully acknowledge that we will expand our footnote 1(j), Property, Plant and Equipment, in future filings, to separately identify the value of these investment properties, as well.

•	Describe to us the methods and key assumptions you used to determine the fair value of your Venezuelan assets.
Response:
The Company determined the fair value of its Venezuelan properties with the assistance of three independent real estate appraisers. Values from one of the three appraisers were reviewed and disregarded as the values quoted in the report were determined through application of other than official exchange rates. The results of the two remaining appraisers were developed using a market approach, specifically the sales comparison approach, and were weighted equally in our concluded values.

The key inputs and assumptions in the sales comparison approach included comparable properties, property adjustments, marketing/exposure time, discounts off listing price, and applicable exchange rates. Data for comparable properties in the respective areas were obtained from recent sales transactions or listings in the local markets at the time of the valuation. These values were adjusted for pertinent physical and economic characteristics of the subject properties. The values of comparable properties ranged from approximately 125,000 to 295,000 Bs/square meter. Marketing time and exposure time indicators averaged between 9 and 10 months. A 50% discount off listing price was applied to values which were heavily weighted by current market listings to include the recent impact of real estate activities in the market. A conversion rate of 176.6229 Bs/$1 was applied, which was the SIMADI rate at February 28, 2015.

•	Tell us your consideration of ASC 360-10-45-4 and clarify why impairment losses relating to these assets have been classified as non-operating.
Response:
We wish to provide the following background information. Rental income is not considered an integral component of our business model, as the subsidiary was an OEM supplier in the automotive industry and the Company does not lease properties to third parties in the normal course of business. We reviewed FASB Concepts Statement No. 6, Elements of Financial Statements (“Concept No. 6”) when evaluating the classification of rental income associated with these properties. Concept No. 6 permits items to be classified as operating or non-operating depending on their relation to an entity’s ongoing or central operations. Therefore, we have historically recorded all rental income received from these properties in Other Income (Expense) on our Consolidated Statement of Operations and Comprehensive Income.

We evaluated the nature of the impairment loss on these properties to determine its classification. We considered ASC 360-10-45-4, as well as revisited Concept No. 6, to make this determination. We determined the impairment of these investment properties was not associated with the suspension of the subsidiary’s operations or the result of a decline in values associated with demand in the comparable markets, or deterioration or obsolescence of the properties. The decline was due to the impact of the fluctuations in the exchange rates on the local real estate values, as the appreciation in values were not sufficient to keep pace with the devaluation of the currency. We believe the impairment loss is non-operating in nature as the underlying assets were purchased for investment, not central to the Company’s ongoing operations, and the rental income associated with these properties was negligible and has historically been reflected as non-operating income. We believe that classifying this impairment loss in operating income would be distortive as we have never recorded rental revenue on these properties in operating income. Further, we reviewed Rule 4-01(a) of Regulation S-X, which indicates financial statements filed with the SEC should be filed in a manner that will best indicate their significance and character in light of the provisions applicable thereto. We believe that classifying the impairment loss associated with our Venezuelan assets as a non-operating loss in Other (Expense) Income best indicates the character and significance of the charge given the investment nature of these properties.

Note 1. Description of Business and Summary of Significant Accounting Policies, page 49

v) Accumulated Other Comprehensive Loss, page 69

SEC Comment:

2.
We noted that you recorded $33.2 million in foreign currency translation losses which significantly impacted your other comprehensive income (loss) for the year ended February 28, 2015. Please expand your disclosure in future filings to discuss the nature and timing of the circumstances that led to the significant translation loss. Please also discuss the change in foreign currency rates and the related foreign operations which related to the translation loss. Refer to ASC 830-20-50-3.

Response:
We respectfully acknowledge the Staff’s comment and, in response, we will provide expanded disclosures surrounding significant translation gains or losses, as well as any other items materially impacting our other comprehensive income (loss), to discuss the nature and timing of the circumstances leading to these gains and losses. Set forth below is a sample of the expanded disclosure for the year ended February 28, 2015.

	Foreign exchange losses	Unrealized losses on investments, net of tax	Pension plan adjustments, net of tax	Derivatives designated in a hedging relationship	Total
Balance at 2/28/14	$235	$(74)	$(1,319)	$(715)	$(1,873)
Other comprehensive income (loss) before relcassifications (a)	(33,170)	(27)	(1,423)	3,638	(30,982)
Reclassified from accumulated other comprehensive loss	—	—	—	(380)	(380)
Net current-period other comprehensive income (loss)	(33,170)	(27)	(1,423)	3,258	(31,362)
Balance at 2/28/15	$(32,935)	$(101)	$(2,742)	$2,543	$(33,235)

(a) Included in foreign exchange losses recorded for the year ended February 28, 2015 was $10,720 resulting from translating the financial statements of the Company's non-U.S. dollar functional currency subsidiaries into our reporting currency, which is the U.S. dollar., as well as approximately $20,537 resulting from the remeasurement of an intercompany loan, payable in Euro, which is of a long-term investment nature. Remaining gains or losses pertain to the remeasurement of intercompany transactions, of a long-term investment nature, with certain subsidiaries whose functional currency is not the U.S. dollar. Intercompany loans and transactions that are of a long-term investment nature are remeasured and resulting gains and losses shall be reported in the same manner as translation adjustments. Within foreign exchange losses in other comprehensive (loss) income for the year ended February 28, 2015, the Company recorded losses of $31,173 related to the Euro, $1,026 for the Canadian dollar, $820 for the Mexican Peso and $151 for various other currencies. These adjustments were caused by the strengthening of the U.S. dollar against the Euro, Canadian dollar and the Mexican Peso between 13% and 21% in Fiscal 2015.

Note 13) Financial and Product Information About Foreign and Domestic Operations, page 83

SEC Comment:

3.
We note your disclosure of revenues and long-lived assets by geographic area. ASC 280-10-50-41 requires disclosure of revenues and long-lived assets attributed to your country of domicile. Please revise future filings to separately report the portion of the "North America" amounts that are attributable to the United States.

Response:
We respectfully acknowledge the Staff’s comment and, in response, we will separately report revenues and long-lived assets attributable to the Company's country of domicile, the United States, in our future filings. Upon examination of the support for this footnote, it was noted that the North America category only contained the United States for the years ended February 28,

2015, 2014 and 2013 and that revenues and fixed assets for Canada had been moved to the Other column due to the immateriality of these balances. We will change the heading of North America to United States in our 10-K for the year ended February 29, 2016. The Company further notes that the only foreign country in which the Company's assets or revenues are individually material is Germany and in accordance with ASC 280-10-50-41, we may present all other foreign countries in total in our disclosure. Set forth below is a sample of the revised disclosure as if reported for the year ended February 28, 2015.

	United States	Germany	Other	Total
Fiscal Year Ended February 28, 2015
Net sales	$500,847	$246,173	$10,478	$757,498
Long-lived assets	35,835	29,952	3,996	69,783

Fiscal Year Ended February 28, 2014
Net sales	$542,697	$249,754	$17,258	$809,709
Long-lived assets	35,439	33,879	13,904	83,222

Fiscal Year Ended February 28, 2013
Net sales	$575,481	$229,033	$31,063	$835,577
Long-lived assets	32,966	31,208	12,034	76,208

Amendment No.1 to Form 10-K for the Fiscal Year Ended February 28, 2015

Exhibit 99.1

SEC Comment:

4.
We note that the report of Grant Thornton LLP refers to its report on the financial statements of ASA Electronics as of and for the year ended November 30, 2013. Please amend the filing to include that report as an exhibit to this Form 10-K. Refer to Rules 3-09 (a) and (b) of Regulation S-X.

Response:
We respectfully acknowledge the Staff’s comment and we will amend our 10K filing to include the report of Grant Thornton LLP on the financial statements of ASA Electronics as of and for the year ended November 30, 2013 as Exhibit 99.5. We regret this oversight and will amend our Form 10K to reflect this correction.

Form 10-Q for the Quarterly Period Ended November 30, 2015

Note 2 - Acquisitions, page 8

SEC Comment:

5.
We note that effective September 1, 2015, you acquired a majority voting interest in substantially all of the assets and certain specified liabilities of EyeLock, Inc. and EyeLock Corporation. Please tell us and revise future filings to disclose the percentage of voting equity interests acquired and explain how you determined the fair value of the noncontrolling interest. Refer to ASC paragraphs 805-10-50-2(c) and 805-20-50-1(e)(2).

Response:
The Company acquired a 54% voting equity interest in Eyelock LLC. The fair value of the non-controlling interest was determined, with the assistance of a third party valuation expert, by grossing up the consideration transferred for the controlling interest by the voting equity interest percentage (adjusted for certain distribution thresholds required until a return of capital is achieved). We considered all the rights and preferences of the different classes of security holders and determined that there was no evidence of any disproportionate allocation of cash flow between the controlling and non-controlling interests at the date of acquisition. The adjusted controlling interest percentage in the fair value calculation amounted to 61%. The non-controlling interest, valued at 39% or $12,900, did not contain any further discount for lack of control. We believe the bargain gain implied in the transaction would eliminate any further discount for lack of control.

The reasonableness of the resulting fair value of the non-controlling interest was evaluated by comparison of a discounted cash flow analysis, using a venture capital discount rate of 40%, a 30% discount for lack of control, and a 22% discount for lack of marketability.

We respectfully acknowledge the Staff’s comment regarding omitted disclosures as required by ASC 805-10-50-2(c) and 805-20-50-1(e)(2). We will include the voting equity interest disclosed in our 8K filing on September 8, 2015 regarding the acquisition, and the valuation technique and significant inputs reflected in the first paragraph of the response above in our future filings.

6.
As a related matter, we note from your disclosure that you will provide audited and unaudited financial statements and the related pro forma financial information for the acquisition of EyeLock in a future 8-K amendment. Please tell us when you intend to file this information.

Response:
We respectfully acknowledge the Staff’s comment and barring any additional delays, we anticipate being able to file the audited and unaudited financial statements and related pro forma financial information for EyeLock in an 8-K amendment on or before the date of our Form 10-K filing on May 16, 2016.

In connection with your review of the Company’s filings on form 10-K for the Fiscal Year Ended February 28, 2015, Amendment No.1 to Form 10-K for the Fiscal Year ended February 28, 2015 and Form 10-Q for the Quarterly Period Ended November 30, 2015, the Company acknowledges that: it is responsible for the adequacy and accuracy of the disclosure in its filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and, the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any additional comments or should you require any supplemental information, please do not hesitate to contact me.

Sincerely,
/s/ Charles M. Stoehr
Charles M. Stoehr
Senior Vice President and Chief Financial Officer